Paula Winner Barnett, Esq.
17967 Boris Drive, Encino, CA  91316
tel (818) 776-1167
fax (818) 743-7491
pwbarnett@sbcglobal.net

August 19, 2009

VIA EDGAR AND FACSIMILE

Kate Tillan, Assistant Chief Accountant
Andri Boerman, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calypte Biomedical Corporation
Form 10-K for the year ended December 31, 2008
Filed April 27, 2009
File No. 001-32280

Dear Mses. Tillan and Boerman:

On behalf of Calypte Biomedical Corporation (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the July 16, 2009 letter from the Securities and Exchange Commission (the “Commission”).  The Company has filed on the EDGAR system an amended Form 10-K, entitled Form 10-K/A (No. 1) for the fiscal year ended December 31, 2008 (the “Amended Form 10-K/A (No. 1)”), to conform the Form 10-K/A (No. 1) to the Commission’s comments in its above-referenced letter.

Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures, page 39

1.
We note your disclosure of various material weaknesses.  However, we do not see where you have disclosed your conclusion as to whether your internal control over financial reporting was effective or was not effective as of December 31, 2008, which is required by Item 308T(a)(3) of Regulation S-K.  Please amend your Form 10-K to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your internal control over financial reporting as of the end of the period covered by the Form 10-K.

Response

The Company has disclosed management’s conclusion regarding the effectiveness of its internal control over financial reporting to its Amended Form 10-K/A (No. 1).

Mses. Tillan and Boerman
August 19, 2009

Financial Statements, page F -1

Note 2. Summary of Significant Accounting Policies, page F-11

Impairment of Long-Lived Assets, page F-12

2.
Please tell us about your review of the impairment of your long-lived assets, including your property and equipment and intangible assets, in fiscal 2008, under SFAS 144.  If you did not perform a review of impairment, please tell us why and discuss how you considered paragraphs 8-9 of SFAS 144.

Response

The Company reviewed its long-lived assets which consist of property, equipment and intangible assets using the standards set forth in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”).

The Company reviews all of its long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  In accordance with paragraphs 8 and 9 of SFAS 144, the following are examples of such events or changes in circumstances:

·	A significant decrease in the market price of a long-lived asset.

·	A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition.

·	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator.

·	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset.

·
A current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

·	A current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

None of the abovementioned triggering events occurred as of December 31, 2008 except for the recurring operating loss and cash flow loss.  As such, the Company performed an impairment review for the reporting period ended December 31, 2008 to determine the impairment of the carrying value, if any, of the Company’s long-lived assets.

Mses. Tillan and Boerman
August 19, 2009

The major components of the Company’s long-lived assets tested for recoverability are property and equipment with a carrying value of $2.9 million, and intangible assets with a carrying value of $2.3 million as of December 31, 2008.  Property and equipment primarily consists of the Company’s manufacturing facility in China (certified by the Chinese State Food and Drug Association) for the production of the Company’s rapid test products, and intangible assets consist of worldwide intellectual property rights for the rapid test products currently sold in Africa, Southeast Asia, the Middle East and India and recently approved for sale in China.

The following paragraphs describe the Company’s test of recoverability for each major component of its long-lived assets as of December 31, 2008:

Property and Equipment (Chinese Manufacturing Facility)

The Company tested the recoverability of the property and equipment by comparing the carrying value of $2.9 million with the projected undiscounted cash flows covering a period of six years, which is substantially less than the aggregate remaining useful life of the Chinese manufacturing facility, including machinery and equipment (the “Chinese Manufacturing Facility”).  The undiscounted cash flow projections were based on a combination of historical internal sales targets by the Company’s Chinese subsidiaries and projected market growth rates in the Company’s business plan.  Revenue projections include the number of units to be sold in China and other countries over a six-year period multiplied by the expected sales price per unit.  The related cost projections include current and forecasted factory costs, cost of goods to be sold, and other operating/administrative costs.  The total future undiscounted net cash flows significantly exceeded the carrying value of the Chinese Manufacturing Facility as of December 31, 2008.  As a result, the assets were not considered to be impaired.

Intangible Assets

The Company tested the recoverability of intangible assets by comparing their carrying value of $2.3 million with the projected undiscounted cash flows covering a period of six years, which is substantially less than the remaining aggregate useful lives of the intangible assets.  The cash flows are based on projected sales of the rapid test product in countries in which the Company has registered the product and has appointed distributors. The sales projections have been reduced for costs associated with selling the product, such as cost of sales, administrative, marketing, etc.  The total future undiscounted net cash flows significantly exceeded the carrying value of the intangible assets as of December 31, 2008.  As a result, the assets were not considered to be impaired.

Mses. Tillan and Boerman
August 19, 2009

Note 6. Impairment of Assets in China Facility Acquisition, page F-19

3.
Please tell us and disclose in future filings the method you used to determine the fair value of the assets for purposes of determining the amount of the impairment loss consistent with paragraph 26(c) of SFAS 144.

Response

In October 2005, one of the Company’s Chinese subsidiaries acquired the Chinese Manufacturing Facility and certain other assets including manufacturing certifications and product licenses.  At December 31, 2007, the Company determined that the carrying value of the product licenses and manufacturing certifications would not be recoverable, since the Company made a decision not to manufacture those products.  As a result, the Company wrote off the carrying value of those assets as an impairment loss.

(16) Employment and Consulting Agreements, page F-44

4.	Please tell us how you accounted for the 2008 modification of the options granted to your CEO.

Response

The Company accounts for stock option modifications pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123R”).  Accordingly, the Company calculated the fair value of the options, both before and after the modification, using the Black-Scholes valuation methodology.  As disclosed in Note (12), page F-37, of its Form 10-K for the fiscal year ended December 31, 2008, based on Black-Scholes valuation methodology, the 2008 modification resulted in an increase of $97,156 to the fair value of the options.  As required by SFAS 123R, the Company recorded an additional $97,156 in stock-based employee compensation expense and a corresponding credit to additional paid–in capital, in the second quarter of 2008.

Form 10-Q for the Quarterly Period Ended March 31, 2009

5.	We note that you did not file your Form 10-Q for the quarterly period ended March 31, 2009 by the due date of May 15, 2009. Please tell us when you are planning to file this Form 10-Q.

Response

The Company filed its Form 10-Q for the quarterly period ended March 31, 2009 on Friday, August 7, 2009.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mses. Tillan and Boerman
August 19, 2009

·	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

*   *   *   *   *

We hope the above has been responsive to the Commission’s comments and assists the Commission in evaluating the Amended Form 10-K/A (No. 1).  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 776-1167.

Very truly yours,

/s/ Paula Winner Barnett
Paula Winner Barnett

cc:           Mr. Adel Karas